UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

On September 29, 2025 at 05:15 p.m., ICICI Bank Limited (the Bank) has received a Show Cause Notice (SCN) under section 73 of Maharashtra Goods and Services Tax Act, 2017 from Additional Commissioner of CGST and CEx., Mumbai East Commissionerate raising GST demand amounting to ₹ 216,27,31,316/- (Tax ₹ 216,27,31,316/- along with interest and penalty as applicable) on services provided by the Bank to customers maintaining specified minimum balances in their accounts.

While the Bank is in litigation (including writ petition) on similar issue raised in orders/SCNs in the past, since the aggregate/cumulative amount involved in the above crosses the materiality threshold, this matter is being reported.

The Bank will file a reply to the said SCN within prescribed timelines.

Please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 30, 2025	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Associate Leadership Team